UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)    December 7, 2018

BAYCOM CORP
(Exact name of registrant as specified in its charter)

California	001-38483	37-1849111
(State or other jurisdiction	(Commission File No.)	(IRS Employer
of incorporation)		Identification No.)

500 Ygnacio Valley Road, Suite 200, Walnut Creek, CA	94596
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (925) 476-1800

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement

On December 7, 2018 BayCom Corp, Walnut Creek, California (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uniti Financial Corporation, Buena Park, California (“Uniti”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Uniti will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger. Immediately after the effective time of the Merger (the “Effective Time”), the Company intends to merge Uniti Bank, a wholly owned subsidiary of Uniti, with and into United Business Bank, a wholly owned subsidiary of the Company (the “Bank Merger”), with United Business Bank as the surviving institution in the Bank Merger. The Merger Agreement was unanimously approved and adopted by the Board of Directors of each of the Company and Uniti. The Merger is expected to be completed in the second calendar quarter of 2018, subject to customary conditions discussed below.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of common stock of Uniti outstanding immediately prior to the Effective Time, excluding certain specified shares including any dissenting shares, will be converted into the right to receive (i) $2.30 in cash and (ii) 0.07234 shares of Company common stock. Options to purchase Uniti common stock outstanding at the effective time of the Merger will be cancelled for a cash payment equal to the difference, if positive, between $4.00 and the corresponding exercise price of such option. Based on the closing price of the Company’s common stock of $23.39 on December 7, 2018, the consideration value per share of Uniti was $3.99, or approximately $63.9 million in aggregate, including the value of the in-the-money Uniti stock options. The total value of the merger consideration will fluctuate until closing based on the value of the Company’s stock price. Upon consummation of the Merger, the shareholders of Uniti will own approximately 9.3% of the combined company.

The Merger Agreement contains customary representations and warranties from both the Company and Uniti, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, including, in the case of Uniti, specific forbearances with respect to its business activities, (2) Uniti’s obligation to call a meeting of its shareholders to approve the Merger Agreement, and, subject to certain exceptions, that its board of directors recommend that Uniti shareholders vote to approve the Merger Agreement and (3) Uniti’s non-solicitation obligations regarding alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including approval of the Merger Agreement by Uniti’s shareholders and the receipt of required regulatory approvals.

The Merger Agreement provides certain termination rights for both the Company and Uniti and further provides that a termination fee of $2.0 million will be payable by Uniti upon termination of the Merger Agreement under certain circumstances.

In connection with the execution and delivery of the Merger Agreement, the directors of Uniti have each entered into a voting agreement (“Voting Agreement”) pursuant to which those persons have agreed to vote their shares of Uniti common stock in favor of approval of the Merger Agreement and the transactions contemplated thereby, subject to the terms and conditions of the Voting Agreement. Under the terms of the Voting Agreements, the directors have also agreed, with certain exceptions, not to transfer any their shares of common stock of Uniti. Each director of Uniti also has executed a resignation, non-competition and non-disclosure agreement with the Company.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Cautionary Statement Regarding Representations and Warranties. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to important qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or Uniti, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company or Uniti, their respective affiliates or their respective businesses that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of Uniti and a prospectus of the Company as well as in the Forms 10-K, Forms 10-Q and other filings that the Company makes with the Securities and Exchange Commission (“SEC”).

Note Regarding Forward-Looking Statements. This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words or phrases “may,” “believe,” “will,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” “potential,” or similar expressions. Investors and security holders are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed merger and all other statements in this communication other than historical facts constitute forward-looking statements.

In addition to factors disclosed in the Company’s SEC reports, important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: expected revenues, cost savings, synergies and other benefits from the proposed merger of the Company and Uniti and the recent merger of Bethlehem Financial Corporation and the Company might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite shareholder and regulatory approvals and other closing conditions for the proposed merger of the Company and Uniti may be delayed or may not be obtained or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed merger of the Company and Uniti; the Company’s or Uniti’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed merger is more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of managements’ attention from ongoing business operations and opportunities as a result of the proposed merger or otherwise; and future acquisitions by the Company of other depository institutions or lines of business. Additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on May 4, 2018 and other documents subsequently filed by the Company with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither the Company nor Uniti undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information: In connection with the proposed Merger, the Company will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Uniti and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, UNITI AND THE PROPOSED MERGER. The proxy statement/prospectus will be sent to the shareholders of Uniti seeking the required shareholder approvals. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov. These documents, when available, also can be obtained free of charge by accessing the Company’s website at www.unitedbusinessbank.com under the tab “Investor Information” and then under “Documents”. Alternatively, these documents, when filed with the SEC by the Company, can be obtained free of charge by directing a written request to either BayCom Corp., 500 Ygnacio Valley Road, Suite 200, Walnut Creek, California, 94596, Attn: Agnes Chiu or by calling (925) 476-1843, or to Uniti Financial Corporation, 6301 Beach Boulevard, Buena Park, California 90621, Attn: Jessica Lee or by calling (714) 736-5700.

Participants in this Transaction: The Company, Uniti and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uniti in connection with the proposed transaction under the rules of the SEC. Information about the Company’s participants may be found in the definitive proxy statement of the Company filed with the SEC on June 6, 2018 and information about Uniti’s participants and additional information regarding the interests of these participants will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.  The definitive proxy statement can be obtained free of charge from the sources described above.

Item 8.01.	Other Events

On December 10, 2018, BayCom issued a joint press release with Uniti announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger by and between BayCom Corp and Uniti Financial Corporation dated December 7, 2018.*
99.1	Press Release dated December 10, 2018.

*Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

BAYCOM CORP

Date:	December 10, 2018	By:	/s/ Keary L. Colwell
Keary L. Colwell, Senior Executive Vice President, Chief Financial Officer and Corporate Secretary